Exhibit 99.1

FEMSA Announces Extraordinary Shareholders’ Meeting

Monterrey, Mexico, June 17, 2021 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announces it will hold an Extraordinary Shareholders’ Meeting on July 15, 2021, where the following proposals will be submitted for its approval: (i) modifications to FEMSA’s corporate purpose and, consequently, to Article 2 of its bylaws, in order to detail the activities that it currently performs; and (ii) modify the installation and approval procedures of the Board of Directors of FEMSA and, consequently, to Article 29 of its bylaws, to set forth the manner in which the Board of Directors convenes through the use of remote means of electronic communication.

Additionally, FEMSA informs that the record date for FEMSA’s ADS holders (NYSE: FMX) in the US will be June 17, 2021.

Additional information is expected to be made available not later than June 24, 2021, in the Shareholders Information tab within the Investors section of our website at: https://femsa.gcs-web.com/

(This release is an English translation of a document filed with the Comisión Nacional Bancaria y de Valores of Mexico and the Mexican Stock Exchange.)

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About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO Gas chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 320,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate its sustainability performance.

June 17, 2021	1